Exhibit 8.1

Significant Subsidiaries as at July 31, 2020

Name	Jurisdiction of Incorporation or Organization
Ferguson Enterprises, LLC	United States
Ferguson Finance (Switzerland) AG	Switzerland
Ferguson Group Holdco Limited	England and Wales
Ferguson Holdings Limited	Jersey
Ferguson Holdings (Switzerland) AG	Switzerland
Ferguson Swiss Holdings Limited	England and Wales
Ferguson UK Holdings Limited	England and Wales
Woseley Capital, Inc.	United States
Woseley UK Limited	England and Wales